REPORT OF VOTING RESULTS

Pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is the report on voting results for the annual general and special meeting of shareholders of Aurora Cannabis Inc. (the “Company”) held on November 13, 2017.

Matters Voted Upon

			Votes by Proxy

		Outcome of Vote	Votes For	Votes Against

1.	To fix the number of directors at seven.	Carried	48,228,609	338,284

			Votes by Proxy

		Outcome of Vote	Votes For	Votes Withheld

2.	The election of the following directors:

	a) Terry Booth	Carried	45,135,102	3,431,791

	b) Steve Dobler	Carried	44,397,421	4,169,472

	c) Jason Dyck	Carried	45,145,502	3,421,391

	d) Adam Szweras	Carried	48,177,434	389,459

	e) Michael Singer	Carried	44,975,439	3,591,454

	f) Joseph del Moral	Carried	45,070,158	3,496,735

	g) Diane Jang	Carried	48,189,124	377,769

			Votes by Proxy

		Outcome of Vote	Votes For	Votes Withheld

3.	Appointment of MNP LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	Carried	84,422,654	906,416

			Votes by Proxy

		Outcome of Vote	Votes For	Votes Against

4.	To consider a non-binding advisory vote on executive compensation as detailed in the Company’s Information Circular dated October 2, 2017.	Carried	46,064,348	2,502,545

			Votes by Proxy

		Outcome of Vote	Votes For	Votes Against

5.	Approve by ordinary resolution to the adoption of the Company’s Fixed Restricted Share Unit Plan together with approval to certain RSU awards, as detailed in the Company’s Information Circular dated October 2, 2017.	Carried	43,623,708	4,943,185

			Votes by Proxy

		Outcome of Vote	Votes For	Votes Against

6.	Approve by ordinary resolution to the adoption of a new form 10% “rolling” share option plan and to authorize the grant of all currently available and unallocated option entitlements issuable under the new form share option plan, until November 13, 2020, as detailed in the Company’s Information Circular dated October 2, 2017.	Carried	43,186,839	5,380,054